IPA Reports Financial Results and Recent Business Highlights
for Third Quarter Fiscal Year 2024*

IPA reports a fourth consecutive quarter of increased revenue.

VICTORIA, BRITISH COLUMBIA (CANADA), March 14, 2024 - IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, today reported financial results for its third quarter of the 2024 fiscal year ("FY24"), which ended January 31, 2024.

"ImmunoPrecise Antibodies proudly reports a fourth consecutive quarter of record revenue, demonstrating our capability to fulfill the rising needs of both new and existing clients through our comprehensive antibody discovery and development services. These services are designed to effectively reduce the risk, cost, and time associated with advancing safe and effective therapies to clinical trials. Key contributors to this revenue growth include our B Cell Select® platforms and the enhanced capacity of our manufacturing facility, with additional support from our VHH antibody discovery technologies," stated Dr. Jennifer Bath, CEO of IPA.

She added "Up to this point in the fiscal year 2024, our cash burn has markedly reduced. At the end of the third quarter of fiscal year 2023, it stood at $19.4 million. Now, for the same period in fiscal year 2024, it's down to $3.1 million. This figure does not include the funds received from our equity offering in December 2023. This reduction in cash burn is a result of both our increased revenue and strategic cost management efforts, even as we continue to invest in AI technologies to better serve our clients.

BioStrand, one of our subsidiaries, has started generating revenue from projects powered by its LENSai™ technology, and is making progress towards the further development and launch of its LENSai portal and SaaS platforms. Meanwhile, Talem Therapeutics is focused on leveraging its strategic partnerships to drive revenue through out-licensing opportunities, which also enhances contract research revenue and is creating new opportunities for BioStrand.

Overall, our strategy's successful implementation has led to consistent revenue growth, lower operational costs, and strategic progress. This underscores our commitment to operational excellence and dedication to client support."

Business Highlights and Corporate Update

The strategy of IPA to provide a comprehensive range of services for antibody discovery and development is consistently yielding tangible outcomes. In the recent quarter, the Company recorded record revenues of $6.2 million and $18.1 million for the three- and nine-months ending January 31, 2024, respectively. These figures mark increases of 20.3% and 20.0% compared to the $5.2 million and $15.0 million revenues during the same periods in fiscal 2023. This is the third consecutive quarter in which we have experienced a year-over-year increase in revenue of approximately $1 million. Specifically, year-to-date IPA Canada's laboratory revenue rose by 27%, while our Utrecht, Netherlands manufacturing facility experienced 32% growth in revenue, reinforcing our expansion strategy to meet customer needs.

BioStrand is generating fee-for-service revenue through its LENSai platform and is progressing in the development of commercial products to meet the needs of IPA's client base of over 600 companies. During FY24 Q3, BioStrand introduced a new in silico service called epitope binning, which can be accessed by existing clients, as well as for standalone programs. This advancement is a significant step towards the upcoming rollout of the LENSai portal to all IPA clients, followed by the public launch of BioStrand's comprehensive SaaS platform.

The Company's decrease in R&D spending reflects the previous investments to develop the internal therapeutic Talem assets, which are now in the next phase of revenue generation, and now primarily represent BioStrand R&D. Efforts are underway to pursue out-licensing opportunities for those internally developed Talem assets. Simultaneously, the Company's marketing partnerships are enhancing revenue in contract research and creating new opportunities in BioStrand.

The Company recently entered into a Sales Agreement for an "at the market" offering program with Clear Street, as sales agent, for the Company to offer and sell from time-to-time common shares.

Third Quarter FY24 Financial Results

  Revenue: Total revenue was $6.2 million, compared to revenue of $5.2 million in fiscal year 2023 ("FY23") Q2. Project revenue generated $5.8 million, including $0.2 million of work completed by BioStrand, and compared to $4.8 million in FY23 Q3. Product sales and cryostorage revenue were $0.4 million, compared to $0.4 million in FY23 Q3.

  Research & Development (R&D) Expenses: R&D expenses were $1 million, compared to $1.6 million in FY23 Q3, with the decrease reflecting reduced expenditures related to the build of the Company's internal therapeutic Talem assets.
  Sales & Marketing (S&M) Expenses: S&M expenses were $0.6 million, compared to $0.8 million in FY23 Q3.
  General & Administrative (G&A) Expenses: G&A expenses were $4.2 million, compared to $4.1 million in FY23 Q3.
  Net Loss: Net loss of $2.9 million, or $(0.11) per share on a basic and diluted basis, compared to a net loss of $4.7 million or $(0.19) on a basic and diluted basis in FY23 Q3.
  Liquidity: Unrestricted cash totaled $6.2 million as of January 31, 2024, compared to $6 million as of October 31, 2023.

*Expressed in Canadian dollars, unless otherwise indicated.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Thursday, March 14, 2024, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company's IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 9236374 or Conference Name.

North America Toll-Free: (888) 550-5658
North America Toll: (646) 960-0289
International Toll: +1(646) 960-0289

***Webcast Details***

Attendee URL:
https://events.q4inc.com/attendee/157226149

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable United States securities laws and Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements contained in this news release include, but are not limited to, statements regarding our financial performance, out-licensing and new client opportunities, strategic partnerships, expansion strategy, the efficacy and integration of new service and product offerings and our ability to create long-term value for customers. In respect of the forward-looking statements contained herein, IPA has provided such statements in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including risks discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's SEDAR+ profile at www.sedarplus.ca), and the Company's Annual Report on Form 40-F, dated July 10, 2023 (which may be viewed on the Company's EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Investor Contact

Investors@Ipatherapeutics.com